[LETTERHEAD OF STIFEL, NICOLAUS & COMPANY, INCORPORATED]

August 9, 2012

VIA FACSIMILE AND EDGAR

(202) 772-9216

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hamilton Bancorp, Inc.
Registration Statement on Form S-1 (Registration No. 333-182151)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Hamilton Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 12:00 noon on August 13, 2012, or as soon thereafter as may be practicable.

Very Truly Yours,

Stifel, Nicolaus & Company, Incorporated

/s/ Robin Suskind
Name: Robin Suskind
Title: Managing Director